[LETTERHEAD OF RALPH LAUREN CORPORATION]

Contact Information:
Christopher H. Peterson
Executive Vice President, Chief Administrative Officer
and Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022
1-212-318-7232 (telephone)
1-212-813-7705 (facsimile)
Via EDGAR Correspondence

September 19, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 29, 2014
Filed May 15, 2014
File No. 001-13057

Dear Ms. Jenkins:

We are writing in response to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Christopher H. Peterson, Chief Administrative Officer and Chief Financial Officer of Ralph Lauren Corporation (the “Company”), dated September 9, 2014 (the “Comment Letter”) regarding the above referenced filing. The Staff's comments and related responses from the Company are set forth below.

Form 10-K for the Fiscal Year Ended March 29, 2014
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 40 - Fiscal 2014 Compared to Fiscal 2013, page 40

1.
You present amounts on a constant currency basis here and elsewhere in the filing. When constant currency amounts are presented in future filings, please also present the comparable historical amounts. For example, it appears only constant currency changes between periods have been presented on page 41 for the wholesale net revenues of the Americas, European and Japanese businesses. Please also disclose in future filings the process for calculating the constant currency amounts presented. Refer to Non-GAAP C&DI 104.06 at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosures.

Response: We respectfully acknowledge the Staff's comment and confirm that in our future filings we will modify our disclosures, including prior period disclosures, to quantify the reported changes between periods and disclose the related foreign currency impact, as well as constant currency amounts, and a description of how we calculate constant currency amounts. Indicative disclosure, based on disclosures in our Fiscal 2014 Form 10-K, is presented below. The modified disclosures have been underlined for your convenience.
"Net Revenues.    Net revenues increased $505 million, or 7.3%, to $7.450 billion in Fiscal 2014 from $6.945 billion in Fiscal 2013. On a constant currency basis, net revenues increased by $552 million, or 7.9%. Our discussion of net revenues contains references to constant currency amounts. Constant currency measures are calculated by translating the current-year and prior-year reported amounts into comparable amounts using a single foreign exchange rate for each currency. We are a global company and foreign currency exchange rate fluctuations affect the amounts reported by us in U.S. dollars because the underlying currencies in which we transact change in value over time compared to the U.S. dollar. These rate fluctuations can have a significant effect on our reported results. As a supplement to our reported operating results, we present constant currency financial information, which is a non-GAAP financial measure. We use constant currency information to provide a framework to assess how our businesses performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. These constant currency performance measures should be viewed in addition to, and not in lieu of or superior to, our operating performance measures calculated in accordance with U.S. GAAP.
Net revenues for our three business segments, as well as a discussion of the changes in each segment's net revenues from the prior fiscal year, are provided below:

	Fiscal Years Ended			% Change
	March 29, 2014	March 30, 2013	$ Change	As Reported	Constant Currency
	(millions)
Net Revenues:
Wholesale	$3,486	$3,138	$348	11.1%	10.9%
Retail	3,798	3,625	173	4.8%	6.3%
Licensing	166	182	(16)	(9.0%)	(9.0%)
Total net revenues	$7,450	$6,945	$505	7.3%	7.9%
Wholesale net revenues — Net revenues increased $348 million, or 11.1%, in Fiscal 2014 as compared to Fiscal 2013, including a $7 million increase in revenues due to net favorable foreign currency effects, primarily related to the strengthening of the Euro, partially offset by the weakening of the Japanese Yen and the Canadian Dollar against the U.S. Dollar during Fiscal 2014 compared to the prior fiscal year. On a constant currency basis, net revenues increased by $341 million, or 10.9%.
The $348 million net increase in Wholesale net revenues was primarily driven by:

•
a $376 million net increase related to our business in the Americas, largely due to $210 million of incremental revenues contributed by previously licensed businesses, including the Chaps Menswear Business acquired in April 2013 and certain businesses in Latin America acquired in June 2012. The increase in net revenues also reflected higher domestic revenues from our menswear, womenswear, and childrenswear product lines, as well as increased revenues from our accessories business. These increases were partially offset by lower Home product revenues primarily due to the rebranding of certain of our home products; and

•
an $11 million net increase related to our European business, due to the favorable impact of foreign currency related to the strengthening of the Euro against the U.S. Dollar during Fiscal 2014, partially offset by a planned reduction in shipments across our menswear, womenswear, and childrenswear product lines due to the challenging European retail environment and softness in the specialty store business.

This net increase was partially offset by:

•
a $37 million net decrease related to our Japanese business, driven by lower sell-throughs and the impact of a business model shift to the retail concessions-based channel, as well as the unfavorable impact of foreign currency related to the weakening of the Japanese Yen against the U.S. Dollar during Fiscal 2014.

Retail net revenues — Net revenues increased $173 million, or 4.8%, in Fiscal 2014 as compared to Fiscal 2013, including a $53 million decrease in revenues due to net unfavorable foreign currency effects, primarily related to the weakening of the Japanese Yen, partially offset by the strengthening of the Euro against the U.S. Dollar during Fiscal 2014 compared to the prior fiscal year. On a constant currency basis, net revenues increased by $226 million, or 6.3%.
The $173 million net increase in Retail net revenues was driven by:

•
a $187 million, or a 38%, net increase in non-comparable store sales, including unfavorable foreign currency effects of $10 million, primarily related to the weakening of the Japanese Yen against the U.S. Dollar during Fiscal 2014 compared to the prior fiscal year. On a constant currency basis, non-comparable store sales increased by $197 million, or 40%, primarily driven by new store openings within the past twelve months, including store openings in Asia, new stores and concession shops assumed in connection with the Australia and New Zealand Licensed Operations Acquisition, other new global store openings, and the expansion of our e-commerce operations, which more than offset the impact of store closings, including those closed in connection with the Rugby Closure Plan.

This increase was partially offset by:

•
a $14 million decline in comparable store sales during Fiscal 2014, remaining essentially flat on a percentage basis versus the prior year. The decline in the reported comparable store sales was largely due to unfavorable foreign currency effects of $43 million, primarily related to the weakening of the Japanese Yen, partially offset by the strengthening of the Euro against the U.S. Dollar during Fiscal 2014 compared to the prior fiscal year. Our total comparable store sales increased approximately $29 million, or 1%, on a constant currency basis, primarily driven by an increase from our Ralph Lauren e-commerce operations, partially offset by decreases in comparable store sales from our concession shops and our domestic factory stores. Comparable store sales related to our e-commerce operations increased by approximately 14% on a reported basis and 13% on a constant currency basis over the related prior fiscal year, and had a favorable impact on our total comparable store sales of approximately 2% to 3% on a reported basis and approximately 1% to 2% on a constant currency basis. Our consolidated comparable store sales excluding e-commerce decreased approximately 2% to 3% on a reported basis and were flat to down by 1% on a constant currency basis.

Comparable store sales refer to the growth of sales in stores that are open for at least one full fiscal year. Sales for stores that are closed during a fiscal year are excluded from the calculation of comparable store sales. Sales for stores that are either relocated, enlarged (as defined by gross square footage expansion of 25% or greater), or generally closed for 30 or more consecutive days for renovation are also excluded from the calculation of comparable store sales until such stores have been in their new location or in their newly renovated state for at least one full fiscal year. Sales from our e-commerce sites are included within comparable store sales for those geographies that have been serviced by the related e-commerce site for at least one full fiscal year. Consolidated comparable store sales information includes our Ralph Lauren stores (including concession-based shop-within-shops), factory stores, Club Monaco stores and e-commerce sites, and certain of our Ralph Lauren e-commerce sites. Sales from our Rugby stores and related e-commerce site, Rugby.com, are no longer included in comparable store sales due to the wind-down of our Rugby brand retail operations in Fiscal 2013. We use an integrated omni-channel strategy to operate our retail business, in which our e-commerce operations are interdependent with our physical stores."
Operating Income, page 44

2.
You attribute the changes in operating margin in each of your segments over the reported periods to multiple factors. To enhance an investor’s understanding of your results of operations and segment performance, please expand your discussion in future filings to quantify the amount of the changes contributed by each of the factors that you identify for the changes in operating margin between periods for each segment. We refer you to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04 for further guidance. Please provide us your proposed revisions to the discussion of your results of operations for Fiscal 2014 as compared to Fiscal 2013.

Response: We respectfully acknowledge the Staff's comment and confirm that in our future filings we will modify our disclosures, including prior period disclosures, to quantify the impact of each of the factors contributing to the changes in our operating margin for each segment, to the extent practicable. Our proposed revisions to the discussion of our results of operations for Fiscal 2014 as compared to Fiscal 2013 are presented below:
"Wholesale operating margin declined by 110 basis points, which included net unfavorable effects related to foreign currency of 110 basis points and a 50 basis point decline due to the inclusion of the Chaps Menswear Business. The decline in Wholesale operating margin was partially offset by a 40 basis point increase due to improved operating leverage of SG&A expenses on higher wholesale revenues.
Retail operating margin declined by 190 basis points, primarily due to net unfavorable effects related to foreign currency of 50 basis points, an increase in SG&A expenses as a percentage of net revenues of 50 basis points (primarily driven by expenses associated with our global store and e-commerce development efforts), and a 40 basis point decline due to the inclusion of the Australia and New Zealand Business. The remaining 50 basis point decline was due in part to elevated promotional activity within certain of our retail businesses during the fourth quarter of Fiscal 2014.
Licensing operating margin improvement of 660 basis points was due to reduced operating expenses reflecting the transition of certain licensing arrangements to wholly-owned operations, partially offset by lower net revenues."
Liquidity, page 54

3.
Please revise your disclosure in future filings to disclose the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments. Please also disclose that you would need to accrue and pay taxes if the cash, cash equivalents and short term investments were repatriated or disclose that you do not intend to repatriate the funds. Please provide us your proposed disclosures.

Response: We respectfully acknowledge the Staff's comment and confirm that in future filings we will expand our disclosures to indicate (i) the amount of cash, cash equivalents, and short term investments held by foreign subsidiaries and (ii) the fact that we do not intend to repatriate these funds. Indicative disclosure based on our Fiscal 2014 Form 10-K is presented below, with the modified language underlined for your convenience.

"As of March 29, 2014 we had $1.285 billion in cash, cash equivalents, and short-term investments, of which $1.141 billion, or 89%, were held by our subsidiaries domiciled outside the U.S. We are not dependent on foreign cash to fund our domestic operations and do not expect to repatriate these balances to meet our domestic cash needs. However, if our plans change and we choose to repatriate any funds to the U.S. in the future, we would be subject to applicable U.S. and foreign taxes. ... We believe that our existing sources of cash, the availability under our credit facilities, and our ability to access capital markets will be sufficient to support our operating, capital, and debt service requirements for the foreseeable future, the ongoing development of our business, and our plans for further business expansion."
Notes to Consolidated Financial Statements, Page F-7
Note 22. Segment Information, page F-44

4.
Please expand your disclosure in future filings to describe the types of expenses included in unallocated corporate expenses for each period presented. Please also revise your disclosures on page 45 of Management’s Discussion and Analysis to provide quantified explanations for changes between periods in your unallocated corporate expenses. Please provide us your proposed disclosures.

Response: We respectfully acknowledge the Staff's comment and confirm that in our future filings we will expand our disclosures, including prior period disclosures, to describe the types of expenses included in unallocated corporate expenses for each period presented, and will provide quantified explanations for changes between periods in our unallocated corporate expenses within Management’s Discussion and Analysis. Indicative disclosure, based on disclosures in our Fiscal 2014 Form 10-K, is presented below. The modified disclosures have been underlined for your convenience.

Within our Segment Information footnote:
"Certain corporate overhead expenses related to global functions, most notably our executive office, information technology, finance and accounting, human resources, and legal departments, remain at corporate.  Additionally, other costs that cannot be allocated to the segments based on specific usage are also maintained at corporate, including corporate advertising and marketing expenses, depreciation and amortization on corporate assets, and other general and administrative expenses from corporate level activities and projects."

Within Management’s Discussion and Analysis (from page 45):
"Unallocated corporate expenses increased by $22 million, reflecting increased global information technology-related costs of $13 million, higher corporate advertising and marketing expenses of $12 million, and acquisition-related costs of $7 million. These increases were partially offset by declines in other individually immaterial costs."

5.
On page 5, you disclose your products, which include apparel, accessories, and fragrance collections for men and women, as well as childrenswear and home furnishings. In future filings, please disclose in your segment footnote your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

Response: On page 5 of our Form 10-K, we refer to various product lines to help investors and customers understand the breadth of our product offerings. However, we have not disclosed our net revenues by product category because, while we collect gross sales data for our various product offerings, the dilutive impact to our sales from certain of our sales and incentive programs and other adjustments, which are material, is recorded in the aggregate (and not on a product category level) to our general ledger used to prepare our external financial statements and footnote disclosures. Due to the aforementioned reasons, our net revenues by product category (i.e., fully diluted sales) cannot be summarized at a meaningful level and in a consistent manner, as would be required to include a disclosure on a U.S. GAAP basis in our segment footnote. Therefore, we have not provided a quantified disclosure of net sales by product category in our filings.

In responding to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am happy to discuss this response with you at your convenience.

Sincerely,

/s/ Christopher H. Peterson
Christopher H. Peterson
Executive Vice President, Chief Administrative Officer
and Chief Financial Officer
Ralph Lauren Corporation